November 2, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Anuja A. Majmudar
        Karina Dorin
Re:    SEC Comment Letter dated October 20, 2022
Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated October 3, 2022
File No. 001-37556
Dear Mses. Majmudar and Dorin:
I am writing in response to your supplemental letter of October 20, 2022 conveying the comment of the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 10-K of Stericycle, Inc. (the “Company”) for the fiscal year ended December 31, 2021 (the “Form 10-K”), following the initial response letter of August 31, 2022 to your letter of August 4, 2022 and the second response letter of October 3, 2022 to your letter of September 12, 2022.
For your convenience, I have repeated the Staff’s supplemental comment before the Company’s response to the comment.
Response dated October 20, 2022

Risk Factors, page 20

1.We note your response to prior comment 1 indicating that technology risks are disclosed in a risk factor relating to competition and your response stating that the new or alternative technologies employed by competitors "may include technologies intended to reduce the carbon emissions attributable to the services offered by the Company and its competitors." Consistent with our prior comment, please revise your disclosure to specifically address the impact that climate change related technological developments may have on your operations and business.

Response

In recognition of developments in climate change disclosure practices since the filing of our Form 10-K and in response to the Staff’s comment, the Company intends to revise the following risk factors on a prospective basis beginning with the Annual Report on Form 10-K for the year ended December 31, 2022 to read substantially as follows (text to be deleted is in strikethrough and text to be added is underlined):

Aggressive pricing by existing competitors and the entrance of new competitors could significantly and adversely affect our results of operations.

The industries in which we participate are highly competitive. This competition has required us in the past to reduce our prices to our customers, may require us to reduce our prices in the future or may affect our ability to increase prices in the future. We may elect to exit or not participate in low margin customer relationships. Price reductions or our inability to increase prices could significantly and adversely affect our results of operations.

We face direct competition from a large number of small, local competitors. Because it requires very little financial investment to compete in the collection and transportation of regulated wastes or the secure destruction of personal and confidential information, there are many regional and local companies in these industries. We face competition from these businesses, and competition from them is likely to exist in new locations to which we may expand in the future. We may also face competition from competitors employing new or alternative technologies which may include technologies intended to reduce the carbon emissions attributable to the services offered by the Company and its competitors. For example, competitors may outpace our ability to adopt alternative vehicle technology or alternative technology to treat medical waste. In addition, large national companies with substantial resources and companies funded by private equity firms operate in the markets we serve.

Increases in transportation costs and technological transitions may adversely affect our business and reduce our earnings.

We maintain an extensive transportation network and fleet of vehicles. A significant increase in market prices for trucks or fuel could adversely affect our business through higher transportation costs and reduce our operating margins and reported earnings. Parts shortages due to a reduction in the availability of raw materials, supply chain challenges, and manufacturing delays are expected to continue to drive higher prices for parts and supplies. In addition, any increases in the prices of fossil fuels are expected to put pressure on our fuel expense, as well as parts and supplies derived from fossil fuels, such as engine oil, diesel exhaust fluid, tires and other rubber and plastic parts.

We recognize that we will need to purchase and/or replace trucks within our fleet from time to time as we grow and as trucks exhaust their useful lives. Any transition from internal combustion engine technology to alternative or renewable energy technologies is subject to risks and uncertainties, including the availability and cost, and our ability to acquire, alternative fuel vehicles, alternative fuels, global electrical charging infrastructure, off-site renewable energy, and other materials and components, and our ability to effectively incorporate these technologies into our offered services. The ultimate outcome and impact to us of any such technologies cannot be predicted with certainty, and we could incur substantial costs associated with conversion of our fleet into these technologies in the future. Additionally, such changes could result in unexpected costs, negative sentiments about our company, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

Sincerely,

/s/ Janet H. Zelenka
Janet H. Zelenka
Executive Vice President, Chief Financial Officer
and Chief Information Officer